Exhibit 7

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Three Months Ended March 31, 2025

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Amounts in tables and other totals in this Exhibit 7 to this annual report on Form 18-K may not sum exactly due to rounding differences.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth AIIB’s capitalization and indebtedness as of December 31, 2024 and does not give effect to any transaction since December 31, 2024:

As of December 31, 2024
(in thousands of US$)
Borrowings	32,953,799
Members’ equity
Paid-in capital	19,407,500
Reserves for accretion of paid-in capital receivables	(418)
Reserves for unrealized loss in fair-valued borrowings arising from changes in own credit risk	(193,752)
Retained earnings	3,244,205

Total members’ equity	22,457,535

Since December 31, 2024 and through March 31, 2025, there have been no material changes to the capitalization and indebtedness of AIIB, except for (i) an increase of US$335.9 million in retained earnings and (ii) the changes in amounts of outstanding borrowings reflected in the following table and the note to the table. The following table sets forth the notional amounts of AIIB’s outstanding borrowings as of December 31, 2024 and as of March 31, 2025:

	As of March 31, 2025(1)(2)		As of December 31, 2024(1)(2)
Currency	Notional Amount (in millions)	Notional Amount (in millions of US$)	Notional Amount (in millions)	Notional Amount (in millions of US$)
Australian dollars	2,050.00	1,282.89	1,550.00	963.48
Chinese yuan	21,563.00	2,971.41	19,223.00	2,628.57
Euro	2,650.00	2,869.16	2,650.00	2,761.04
Georgian lari	266.60	96.30	266.60	94.87
Hong Kong dollars	8,630.00	1,109.39	5,780.00	744.46
Indian rupee	103,820.00	1,214.69	88,820.00	1,037.42
Indonesian rupiah	267,000.00	16.02	267,000.00	16.02
Mexican pesos	20,151.75	988.24	15,151.75	731.53
Philippine pesos	3,800.00	66.35	4,800.00	82.80
Polish złoty	100.00	25.88	100.00	24.40
Pound sterling	3,800.00	4,918.72	3,300.00	4,142.82
Russian rubles	6,444.10	75.33	6,677.70	60.97
South African rand	500.00	27.36	500.00	26.67
Swiss franc	300.00	340.60	200.00	221.61
Thai baht	350.00	10.32	350.00	10.23
Turkish lira	6,650.00	175.29	6,650.00	188.06
U.S. dollars	21,800.00	21,800.00	19,800.00	19,800.00
Vietnamese dong	700,000.00	28.00	400,000.00	16.00

Total		38,015.94		33,550.94

Notes:

(1)

The amounts set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s Euro-Commercial Paper Programme (the “ECP Programme”). Under the ECP Programme, between December 31, 2024 and March 31, 2025, AIIB issued an aggregate amount of US$2,006.7 million of zero coupon notes and redeemed an aggregate amount of US$759.4 million equivalent of zero coupon notes, resulting in a net increase of US$1,247.4 million equivalent of borrowings.

(2)

The figures included in this table do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of March 31, 2025, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of March 31, 2025 and Note C12 thereto, which are included in the Interim Financial Statements (as defined below) in Exhibit 8 of this annual report on Form 18-K. For the amounts of AIIB’s borrowings as of December 31, 2024, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Statement of Financial Position as of December 31, 2024 and Note C12 thereto, which are included in AIIB’s audited financial statements as of and for the year ended December 31, 2024, included in Exhibit 2 of this annual report on Form 18-K.

SELECTED FINANCIAL INFORMATION

The financial information included herein for the three-month periods ended March 31, 2025 and March 31, 2024 and as of March 31, 2025 and December 31, 2024 is derived from the unaudited interim condensed financial statements as of and for the three months ended March 31, 2025, including the notes thereto (the “Interim Financial Statements”), of the Bank. The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the three-month period ended March 31, 2025 are not necessarily indicative of results to be expected for the full year 2025.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 8 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 7 of this annual report on Form 18-K.

	Three Months Ended March 31,
	2025	2024
	(unaudited)	(unaudited)
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	517,533	533,609
Interest expense	(299,986)	(268,463)

Net interest income	217,547	265,146
Net fee and commission income	10,388	8,984
Net gain on financial instruments measured at fair value and foreign exchange	176,483	93,083
Net loss on financial instruments measured at amortized cost	(4,601)	(161)
Impairment provision	(1,265)	37,308
General and administrative expenses	(62,626)	(58,316)

Operating profit for the period	335,926	346,044
Accretion of paid-in capital receivables	83	188

Net profit for the period	336,009	346,232
Other comprehensive loss
- Items will not be reclassified to profit or loss
Unrealized loss in fair-valued borrowings arising from changes in own credit risk	(43,878)	(120,961)

Total comprehensive income	292,131	225,271

	As of March 31,	As of December 31,
	2025	2024
	(unaudited)	(audited)
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	63,016,956	57,116,442
Total liabilities	40,266,271	34,658,907
Total members’ equity	22,750,685	22,457,535

Total liabilities and members’ equity	63,016,956	57,116,442

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 8 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”) and has an additional office in Abu Dhabi, the United Arab Emirates.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment and digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank provides on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website are not incorporated herein by reference.

Financing Portfolio

As of April 30, 2025, the Bank has approved 315 financings (including 248 loans, 36 investments in funds, five equity financings, 22 investments in fixed-income securities and four guarantees) with a total amount of US$60,294.6 million. This amount includes financings approved as of December 31, 2023 under the COVID-19 Crisis Recovery Facility (the “CRF”). Of these financings, 245 were approved by the Board of Directors with a total approved amount of US$51,740.3 million, and 70 were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$8,554.3 million. Of the approved financings, the Bank has terminated or cancelled 14 financings. Of the 14 terminated or cancelled financings, ten were loans with a total amount of US$1,385.0 million, three were investments in funds with a total amount of US$220.0 million and one was a fixed-income investment with a total amount of US$95.0 million.

As of April 30, 2025, the aggregate amount of approved loans, excluding terminated or cancelled loans, totaled US$50,611.3 million, of which US$14,716.8 million were committed amounts and US$27,676.6 million were outstanding amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Outstanding amounts as of April 30, 2025 are on a cash basis. Outstanding amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of April 30, 2025, excluding terminated or cancelled loans, 169 were sovereign-backed loans, 69 were non-sovereign-backed loans and 129 were co-financings led by another MDB.

As of April 30, 2025, approved investments in funds, excluding terminated or cancelled investments, totaled US$3,050.0 million, of which US$1,047.9 million was outstanding.

As of April 30, 2025, approved equity financings totaled US$280.0 million, of which US$229.8 million was outstanding.

As of April 30, 2025, approved investments in fixed-income securities, excluding terminated or cancelled investments, totaled US$3,153.3 million, of which US$1,438.7 million was outstanding.

As of April 30, 2025, the approved guarantees totaled US$1,500.0 million, of which no amount was outstanding.

As of April 30, 2025, approved financings (including approved financings under the CRF) span a broad range of sectors, including energy, digital infrastructure and technology, transport, urban, water, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, health infrastructure and other and, excluding multi-country financings (discussed below), would fund projects in the following members: Argentina; Azerbaijan; Bangladesh; Brazil; Cambodia; China; Cook Islands; Côte d’Ivoire; Ecuador; Egypt; Fiji; Georgia; Hong Kong, China; Hungary; India; Indonesia; Jordan; Kazakhstan; Kyrgyzstan; Lao PDR; Maldives; Mongolia; Myanmar; Nepal; Oman; Pakistan; Philippines; Romania; Russia (as described under “–Recent Developments–AIIB Response to the War in Ukraine,” all activities relating to Russia and Belarus are currently on hold and under review); Rwanda; Saudi Arabia; Singapore; Sri Lanka; Tajikistan; Thailand; Türkiye; Uzbekistan; and Viet Nam. As of April 30, 2025, of the approved financings (excluding terminated or cancelled financings), 29 (22 investments in funds, four investments in fixed-income securities, one loan and two guarantees) were classified as multi-country financings.

Loan and Guarantee Geographic Distribution

The following table sets forth AIIB’s loan and guarantee portfolio classified by geographic distribution:

	As of March 31, 2025		As of December 31, 2024
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Committed Amounts
Central Asia	1,362.8	9%	1,380.1	10%
Eastern Asia	1,412.6	10%	1,495.5	10%
South-Eastern Asia	2,922.6	20%	2,582.2	18%
Southern Asia	5,702.2	39%	5,799.0	40%
Western Asia	1,704.5	12%	1,446.7	10%
Oceania	—	0%	—	0%
Other Regional	—	0%	—	0%
Non-Regional	1,420.8	10%	1,645.7	11%

Total Committed	14,525.5	100%	14,349.2	100%

Outstanding Amounts(2)
Central Asia	2,946.9	11%	2,868.8	11%
Eastern Asia	2,059.4	7%	1,908.5	7%
South-Eastern Asia	6,866.7	25%	6,763.3	25%
Southern Asia	9,768.4	35%	9,552.0	36%
Western Asia	4,376.9	16%	4,282.6	16%
Oceania	112.0	0%	110.4	0%
Other Regional	286.9	1%	220.6	1%
Non-Regional	1,150.8	4%	1,129.0	4%

Total Outstanding	27,567.9	100%	26,835.3	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and committed amounts for guarantees.
(2)	Outstanding amounts represent the gross carrying amount of the loans. As of March 31, 2025 and December 31, 2024, AIIB had no amounts outstanding under the guarantees.

Loans and Guarantees by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying loans and guarantees by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow,” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and subsectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

AIIB classifies its financings into 13 sectors: energy, digital infrastructure and technology, transport, urban, water, health infrastructure, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, other productive sectors and other. AIIB may also classify a financing as multisector.

Financings in the energy sector mainly relate to (i) conventional energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the digital infrastructure and technology sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

Financings in the health infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of health care facilities; (ii) the digitalization of health care service; (iii) the improvement of energy efficiency; and (iv) the improvement of vaccine-manufacturing processes.

Financings in the education infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of educational facilities; and (ii) the development of the digital infrastructure of schools.

The economic resilience/policy-based financing, public health and finance/liquidity sectors represent financings under the CRF. Economic resilience/policy-based financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to (i) land conservation and soil management and (ii) the support of rural market infrastructure.

Financings in other productive sectors mainly relate to projects that support industry, non-urban tourism and agricultural production.

Financings in other sectors include projects that support disaster prevention and rehabilitation.

The following table sets forth AIIB’s loan and guarantee portfolio by sector, as classified by AIIB in accordance with the methodology described above:

	As of March 31, 2025		As of December 31, 2024
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Committed Amounts
Energy	2,561.9	18%	2,710.9	19%
Digital Infrastructure and Technology	—	0%	—	0%
Transport	5,330.2	37%	5,177.0	36%
Urban	1,163.3	8%	879.0	6%
Water	2,229.3	15%	2,306.4	16%
Health Infrastructure	1,160.7	8%	1,118.2	8%
Education Infrastructure	165.6	1%	175.9	1%
Economic Resilience/PBF(2) (CRF)	289.8	2%	291.8	2%
Public Health (CRF)	124.6	1%	165.8	1%
Finance/Liquidity (CRF)	3.8	0%	3.8	0%
Rural Infrastructure and Agricultural Development	35.1	0%	36.6	0%
Other Productive Sectors	—	0%	—	0%
Other	10.5	0%	10.5	0%
Multisector	1,450.7	10%	1,473.3	10%

Total Committed	14,525.5	100%	14,349.2	100%

	As of March 31, 2025		As of December 31, 2024
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Outstanding Amounts(3)
Energy	3,688.4	13%	3,500.7	13%
Digital Infrastructure and Technology	134.8	0%	140.8	1%
Transport	3,325.9	12%	3,172.3	12%
Urban	1,234.1	4%	1,202.2	4%
Water	1,626.6	6%	1,516.9	6%
Health Infrastructure	(3.8)	0%	(1.1)	0%
Education Infrastructure	165.8	2%	152.7	1%
Economic Resilience/PBF (CRF)	11,352.6	41%	11,197.0	42%
Public Health (CRF)	3,186.2	12%	3,151.5	12%
Finance/Liquidity (CRF)	1,403.7	5%	1,376.9	5%
Rural Infrastructure and Agricultural Development	48.0	0%	45.7	0%
Other Productive Sectors	—	0%	—	0%
Other	425.6	2%	407.1	2%
Multisector	980.0	4%	972.8	4%

Total Outstanding	27,567.9	100%	26,835.3	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and committed amounts for guarantees.
(2)	PBF refers to policy-based extension financing.
(3)	Outstanding amounts represent the gross carrying amount of the loans. As of March 31, 2025 and December 31, 2024, AIIB had no amounts outstanding under the guarantees.

Loan and Guarantee Maturity

As of March 31, 2025, based on the final repayment date of the loans and the expiry date of guarantees, US$2,982.2 million of AIIB’s committed and outstanding loans and committed guarantees is scheduled to mature through 2029, US$18,908.0 million is scheduled to mature in 2030-2040 and US$20,203.3 million is scheduled to mature from 2041 onwards.

Ten Largest Obligors

The following table sets forth the aggregate principal amount of loans and guarantees (reflecting amounts that are committed or outstanding) to AIIB’s ten largest obligors, determined based on committed and outstanding amounts for both sovereign-backed and non-sovereign-backed loans and committed amounts for guarantees, as of March 31, 2025:

Obligor	Amount (in millions of US$)	As a percentage of total loan and guarantee portfolio
Republic of India	8,410.1	20%
Republic of Indonesia	5,149.9	12%
Republic of the Philippines	3,964.1	9%
People’s Republic of Bangladesh	3,635.2	9%
Republic of Türkiye	3,455.6	8%
People’s Republic of China	2,784.1	7%
Republic of Uzbekistan	2,654.2	6%
Islamic Republic of Pakistan	2,355.0	6%
Arab Republic of Egypt	1,093.6	3%
Republic of Kazakhstan	923.0	2%

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on loan investments, which includes the amortization of front-end fees and other costs related to loan origination; (ii) interest earned on debt securities; and (iii) interest earned on cash, cash equivalents and deposits (primarily, term deposits).

Three Months Ended March 31, 2025 and 2024. AIIB’s total interest income decreased to US$517.5 million for the three months ended March 31, 2025 from US$533.6 million for the three months ended March 31, 2024, mainly as a result of a decrease in interest income from cash, cash equivalents and deposits and a decrease in interest income earned on loan investments, which were offset in part by an increase in interest income earned on debt securities. Interest income from cash, cash equivalents and deposits decreased to US$48.3 million for the three months ended March 31, 2025 from US$85.3 million for the three months ended March 31, 2024, mainly as a result of a lower interest-rate environment as well as a lower average cash, cash equivalent and deposit balance during the three months ended March 31, 2025, as compared to the average cash and cash equivalent balance during the three months ended March 31, 2024. Interest income from loan investments decreased to US$354.9 million for the three months ended March 31, 2025 from US$370.4 million for the three months ended March 31, 2024, mainly as a result of a lower interest-rate environment. Interest income from debt securities increased to US$114.2 million for the three months ended March 31, 2025 from US$77.9 million for the three months ended March 31, 2024, mainly as a result of an increase in the amount of debt securities held by AIIB.

For the three months ended March 31, 2025, 69% of AIIB’s total interest income was from loan investments, 22% was from debt securities and 9% was from cash, cash equivalents and deposits. For the three months ended March 31, 2024, 69% of AIIB’s total interest income was from loan investments, 16% was from cash, cash equivalents and deposits and 15% was from debt securities.

Interest Expense

Interest expense mainly consists of interest expense on borrowings.

Three Months Ended March 31, 2025 and 2024. AIIB’s interest expense increased to US$300.0 million for the three months ended March 31, 2025 from US$268.5 million for the three months ended March 31, 2024, mainly as a result of an increase in outstanding bond issuances. The table below sets forth the aggregate amounts of AIIB’s outstanding borrowings as of March 31, 2025 and March 31, 2024.

	March 31, 2025(1)(2)		As of March 31, 2024(1)(2)
Currency	Notional Amount (in millions)	Notional Amount (in millions of US$)	Notional Amount (in millions)	Notional Amount (in millions of US$)
Australian dollars	2,050.00	1,282.89	1,550.00	1,009.5
Chinese yuan	21,563.00	2,971.41	14,185.00	1,960.3
Euro	2,650.00	2,869.16	1,650.00	1,778.5
Georgian lari	266.60	96.30	266.60	98.9
Hong Kong dollars	8,630.00	1,109.39	7,510.00	959.6
Indian rupee	103,820.00	1,214.69	48,070.00	576.4
Indonesian rupiah	267,000.00	16.02	1,017,000.00	61.0
Mexican pesos	20,151.75	988.24	10,151.75	611.9
Philippine pesos	3,800.00	66.35	4,800.00	85.4
Polish zloty	100.00	25.88	100.00	25.0
Pound sterling	3,800.00	4,918.72	3,300.00	4,166.6
Russian rubles	6,444.10	75.33	6,677.70	72.1
South African rand	500.00	27.36	500.00	26.4
Swiss franc	300.00	340.60	200.00	221.9
Thai baht	350.00	10.32	350.00	9.6
Turkish lira	6,650.00	175.29	12,060.00	372.5
U.S. dollars	21,800.00	21,800.00	24,325.00	24,325.0
Vietnamese dong	700,000.00	28.00		0.00

Total		38,015.94		36,360.7

Notes:

(1)

The amounts set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s ECP Programme. Under the ECP Programme, during the year ended March 31, 2025, AIIB issued an aggregate amount of US$4,797.2 million of zero coupon notes and redeemed an aggregate amount of US$5,259.5 million equivalent of zero coupon notes, resulting in a net decrease of US$462.3 million equivalent of borrowings.

(2)

The figures included in this table do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of March 31, 2025, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of March 31, 2025 and Note C12 thereto, which are included in the Interim Financial Statements. For the amounts of AIIB’s borrowings as of March 31, 2024, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of March 31, 2024 and Note C13 thereto, which are included in AIIB’s unaudited interim condensed financial statements as of and for the three months ended March 31, 2024, included in Exhibit 8 to AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2023.

Net Interest Income

Net interest income is interest income less interest expense.

Three Months Ended March 31, 2025 and 2024. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$217.5 million for the three months ended March 31, 2025 from US$265.1 million for the three months ended March 31, 2024.

Net Fee and Commission Income

Net fee and commission income mainly consists of (i) loan and guarantee fees charged to borrowers, (ii) administration fees due to AIIB, including fees paid to AIIB for services as administrator of the Multilateral Cooperation Center for Development Finance and as implementing partner, technical partner or similar for other multilateral partnership facilities, and (iii) co-financing service fees charged in respect of co-financing arrangements, less co-financing service fees paid in respect of co-financing arrangements.

Three Months Ended March 31, 2025 and 2024. AIIB’s net fee and commission income increased to US$10.4 million for the three months ended March 31, 2025 from US$9.0 million for the three months ended March 31, 2024, mainly as a result of an increase in loan and guarantee fees resulting from higher loan and guarantee volumes. Loan and guarantee fees increased to US$10.6 million for the three months ended March 31, 2025 from US$9.4 million for the three months ended March 31, 2024.

Net Gain on Financial Instruments Measured at Fair Value and Foreign Exchange

Net gain on financial instruments measured at fair value and foreign exchange consists of (i) net gain or loss on financial instruments measured at fair value through profit or loss and (ii) net foreign exchange gain or loss.

Net gain or loss on financial instruments measured at fair value through profit or loss reflects the change in fair value of (i) AIIB’s investments in debt securities, including bond investments, commercial paper and certificates of deposit, that are measured at fair value through profit or loss; (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB; (iii) AIIB’s investments with equity participation, which include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; (iv) a fixed-income portfolio managed by an external asset manager the primary objective of which is to develop climate bond markets in Asia; (v) AIIB’s investments in money market funds; (vi) AIIB’s own borrowings; and (vii) derivatives associated with each of AIIB’s borrowings, loans and treasury portfolio.

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss.

Three Months Ended March 31, 2025 and 2024. AIIB’s net gain on financial instruments measured at fair value and foreign exchange increased to US$176.5 million for the three months ended March 31, 2025 from US$93.1 million for the three months ended March 31, 2024, mainly as a result of a net foreign exchange gain of US$252.5 million for the three months ended March 31, 2025 compared to a net foreign exchange loss of US$81.8 million for the three months ended March 31, 2024. The net foreign exchange gain for the three months ended March 31, 2025 was partially offset by a net loss on financial instruments measured at fair value through profit or loss of US$76.0 million for the three months ended March 31, 2025 compared to a net gain on financial instruments measured at fair value through profit or loss of US$174.9 million for the three months ended March 31, 2024.

The net foreign exchange gain for the three months ended March 31, 2025 was mainly due to foreign exchange gains on the Bank’s portfolio of local currency-denominated loans mainly due to the depreciation of the U.S. dollar against the Euro, Russian ruble, and Japanese Yen.

The net loss on financial instruments measured at fair value through profit or loss for the three months ended March 31, 2025 was mainly due to net losses on the derivatives AIIB has entered into to hedge its loans and treasury investment portfolio, as well as fair value losses on AIIB’s own borrowings, determined on a net basis including fair value losses on those borrowings and fair value gains on the derivatives entered into to hedge those borrowings. These losses were partially offset by net gains on AIIB’s investments in (i) debt securities, which include bond investments of high credit quality and high credit quality certificates of deposit and commercial paper, (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, (iii) investments with equity participation and (iv) money market funds.

Net Loss on Financial Instruments Measured at Amortized Cost

Net gain or loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB; (ii) a fixed-income portfolio which comprises, among others, Asian infrastructure-related bonds; and (iii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB.

Three Months Ended March 31, 2025 and 2024. AIIB’s net loss on financial instruments measured at amortized cost was US$4.6 million for the three months ended March 31, 2025 and US$0.2 million for the three months ended March 31, 2024. The net loss for the three months ended March 31, 2025 and the three months ended March 31, 2024 mainly resulted from the disposal of certain bonds in the fixed-income portfolio which comprises, among others, Asian infrastructure-related bonds.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments and issued guarantees. AIIB recognizes an ECL allowance at each reporting date and recognizes an impairment provision (either an impairment loss or the reversal of an impairment loss) that reflects the change in the ECL allowance between such reporting date and the previous reporting date. Impairment provisions are driven in large part by changes in loan volumes, risk parameters related to macroeconomic outlook and changes in AIIB’s assessment of the credit risk of individual financings.

Three Months Ended March 31, 2025 and 2024. AIIB recognized an impairment provision of US$1.3 million for the three months ended March 31, 2025, compared to the release of an impairment provision of US$37.3 million for the three months ended March 31, 2024. The impairment provision recognized for the three months ended March 31, 2025 was mainly due to an increase in the ECL allowance with respect to certain non-sovereign-backed loans, partially offset by a lower ECL allowance with respect to certain sovereign-backed loans, due to rating improvements of certain sovereign obligors, and AIIB’s sale in February 2025 of a credit-impaired bond. See “Risk Management–Risk Types–Credit Risk” in Exhibit 3 to this annual report on Form 18-K for further information, including regarding revisions during the nine months ended September 30, 2024 to AIIB’s methodology for calculating ECL. The release of an impairment provision for the three months ended March 31, 2024 was mainly due to a lower ECL allowance recognized in relation to AIIB’s loan investment portfolio mainly due to AIIB’s exit in full in March 2024 of a credit-impaired non-sovereign backed loan.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans; (ii) professional service expenses; (iii) IT services; (iv) issuance cost in respect of borrowings; (v) facilities and administration expenses (vi) travel expenses; and (vii) other expenses.

Three Months Ended March 31, 2025 and 2024. AIIB’s general and administrative expenses increased to US$62.6 million for the three months ended March 31, 2025 from US$58.3 million for the three months ended March 31, 2024, mainly due increases in staff costs and professional service expenses. Mainly as the result of the continuing ramp-up of AIIB’s organizational activities, staff costs increased to US$36.1 million for the three months ended March 31, 2025 from US$30.8 million for the three months ended March 31, 2024, and professional service expenses increased to US$9.3 million for the three months ended March 31, 2025 from US$7.9 million for the three months ended March 31, 2024. These increases were partially offset by a decrease in the issuance cost in respect of the Bank’s borrowings to US$4.6 million for the three months ended March 31, 2025 from US$6.9 million for the three months ended March 31, 2024, mainly as a result of a decreased volume of issuances in the three months ended March 31, 2025, as compared to the three months ended March 31, 2024.

Operating Profit

Three Months Ended March 31, 2025 and 2024. Mainly for the reasons set forth above, AIIB’s operating profit decreased to US$335.9 million for the three months ended March 31, 2025 from US$346.0 million for the three months ended March 31, 2024.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Three Months Ended March 31, 2025 and 2024. AIIB’s accretion of paid-in capital receivables decreased to US$0.1 million for the three months ended March 31, 2025 from US$0.2 million for the three months ended March 31, 2024. This decrease was mainly due to lower contractual balances in paid-in capital receivables as of January 1, 2025 compared to January 1, 2024.

Other Comprehensive Income

For financial liabilities, such as AIIB’s borrowings, that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income (while other fair value changes are recognized under net gain or loss on financial instruments measured at fair value through profit or loss). Upon maturity of such financial liabilities, the recognition in other comprehensive income of fair value changes attributable to changes in AIIB’s own credit risk is reversed.

Three Months Ended March 31, 2025 and 2024. AIIB experienced an unrealized loss on borrowings arising from changes in AIIB’s own credit risk of US$43.9 million for the three months ended March 31, 2025, compared to an unrealized loss of US$121.0 million for the three months ended March 31, 2024. The unrealized loss on borrowings for each of the three months ended March 31, 2025 and the three months ended March 31, 2024 was mainly the result of the tightening during the applicable period of the Bank’s overall credit spread against relevant benchmark discount curves, particularly the U.S. dollar discount curve. The tightening of the Bank’s own credit spread during each of the three months ended March 31, 2025 and the three months ended March 31, 2024 reflected decreases in credit spreads in financial markets during the applicable period.

Total Comprehensive Income

Three Months Ended March 31, 2025 and 2024. Mainly for the reasons set forth above, AIIB’s total comprehensive income increased to US$292.1 million for the three months ended March 31, 2025 from US$225.3 million for the three months ended March 31, 2024.

Balance Sheet

Assets

Total assets mainly consist of (i) loan investments at amortized cost; (ii) investments at fair value through profit or loss; (iii) debt securities at amortized cost; (iv) term deposits with initial maturities of more than three months; (v) cash and cash equivalents; (vi) other assets, including cash collateral receivables, receivables for unsettled trades and reverse purchase agreements; (vii) derivative assets; and (viii) paid-in capital receivables.

Investments at fair value through profit or loss mainly consist of (i) debt securities of high credit quality, such as bonds, certificates of deposit and commercial paper, which are mostly actively managed in the Bank’s treasury investment portfolio, and securities for infrastructure and development purposes in the Bank’s investment operations portfolio; (ii) investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB; (iii) investments with equity participation, which include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; and (iv) a fixed-income portfolio managed by an external asset manager the primary objective of which is to develop climate bond markets in Asia. Debt securities at amortized cost consist of (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB; (ii) a fixed-income portfolio which comprises, among others, Asian infrastructure-related bonds; and (iii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less; (ii) money market funds; and (iii) demand deposits. Cash collateral receivables reflect the collateral paid to swap counterparties.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

Three Months Ended March 31, 2025 and December 2024. As of March 31, 2025, AIIB’s total assets were US$63,017.0 million, compared to total assets of US$57,116.4 million as of December 31, 2024. This increase resulted mainly from (i) an increase of US$2,551.8 million in term deposits with initial maturity of more than three months; (ii) an increase of US$2,299.0 in investments measured at fair value through profit or loss; (iii) an increase of US$726.8 million in loan investments measured at amortized cost; (iv) an increase of US$408.0 million in cash and cash equivalents; and (v) an increase of US$68.1 million in other assets, mainly resulting from increases in receivables for unsettled trades and reverse repurchase agreements, which were offset in part by a decrease in cash collateral receivables. This increase in AIIB’s total assets as of March 31, 2025, compared to total assets as of December 31, 2024, was offset in part by a decrease of US$100.2 million in derivative assets.

Liabilities

Total liabilities mainly consist of (i) borrowings; (ii) derivative liabilities; (iii) other liabilities, such as payable for unsettled trades (which are ordinary-course trades executed but not settled in advance of the reporting date), cash collateral payables, deferred interest, accrued expenses, financial guarantee liabilities, staff costs payable, lease liability, loan provisions and bank overdrafts; and (iv) prepaid paid-in capital.

Three Months Ended March 31, 2025 and December 2024. As of March 31, 2025, AIIB’s total liabilities were US$40,266.3 million, compared to total liabilities of US$34,658.9 million as of December 31, 2024. This increase resulted primarily from (i) an increase of US$5,706.6 million in borrowings (see “ –Income Statement–Interest Expense”) and (ii) an increase of US$149.8 million in other liabilities mainly due to increases in payable for unsettled trades and staff cost payable, which were offset in part by decreases in bank overdrafts, accrued expenses and cash collateral payables. The increase in AIIB’s total liabilities as of March 31, 2025, compared to total liabilities as of December 31, 2024, was offset in part by a decrease of US$248.9 million in derivative liabilities.

Members’ Equity

Members’ equity consists of (i) paid-in capital; (ii) retained earnings; (iii) reserves for unrealized loss on borrowings measured at fair value arising from changes in the Bank’s own credit risk; and (iv) reserves for accretion of paid-in capital receivables.

Three Months Ended March 31, 2025 and December 2024. As of March 31, 2025, AIIB’s total members’ equity was US$22,750.7 million, compared to total members’ equity of US$22,457.5 million as of December 31, 2024. This increase mainly resulted from an increase of US$335.9 million in retained earnings and an increase of US$1.1 million in paid-in capital, offset in part by an increase of US$43.9 million in reserves for unrealized loss on borrowings measured at fair value arising from changes in AIIB’s own credit risk.

Asset Quality

As of March 31, 2025, no AIIB assets were categorized as overdue or written off, except for (i) one nonsovereign-backed loan that was assessed as credit impaired with a carrying amount of US$32.3 million (net of the associated ECL allowance); (ii) six bond investments measured at amortized cost that were assessed as credit impaired with a carrying amount of US$0.4 million (net of the associated ECL allowance); and (iii) US$205.3 million of overdue contractual undiscounted paid-in capital receivables, which are not considered impaired.

Recent Developments

AIIB Response to the War in Ukraine

On March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline. AIIB’s exposure to Russia and to the Russian ruble (“RUB”), including through its financing activities, borrowings and governance and administration, is limited, consisting of the following:

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Financing activities. The Bank has one loan outstanding to a borrower in Russia, a RUB-denominated loan of RUB24 billion (approximately US$300 million as of the time of approval). The aggregate amount of this loan represents less than 1.1% of the total amount outstanding, and 0.7% of the total amount committed and outstanding (excluding terminated or cancelled loans) in AIIB’s overall loan portfolio as of April 30, 2025. This loan was approved in October 2020 and made to JSC Russian Railways (“RZD”), under the CRF (as defined below), to support RZD against adverse effects of the COVID-19 pandemic. RZD is subject to U.S. sanctions that prohibit certain dealings in certain newly issued debt or equity of RZD (issued on or after March 26, 2022). RZD is also subject to European Union sanctions that prohibit directly or indirectly purchasing, selling or otherwise dealing with certain newly issued debt or equity of RZD (issued after April 12, 2022) and making new loans or credit to RZD after February 26, 2022. In the event the Bank were required to comply with these prohibitions related to RZD, they would be inapplicable to the Bank’s outstanding loan to RZD, which was fully disbursed as of December 2020. RZD is, as of March 24, 2022, also subject to an asset freeze under United Kingdom sanctions. The Bank does not believe that any transactions related to its outstanding loan to RZD will have a nexus to the United Kingdom. As of April 30, 2025, all funds in which the Bank has investments that are classified as multi-country financings have divested any securities that provided the Bank with direct or indirect exposure to Russia. As a result, the Bank has no such exposure through its investments in these funds.

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Borrowings. AIIB has issued four series of bonds denominated in RUB under its Global Medium Term Note Programme. One of these series of bonds remains outstanding, with an aggregate amount outstanding of RUB6.4 billion (approximately US$79.0 million equivalent as of April 30, 2025), which represents less than 0.3% of AIIB’s outstanding borrowings as of April 30, 2025. All RUB-denominated bonds issued by AIIB were hedged at the time of issuance to remove the associated interest rate and foreign exchange risk. The terms and conditions of these bonds allow for the Bank to make principal or interest payments in U.S. dollars in certain circumstances, including if the RUB is not used in the international banking community.

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Governance and administration. The Governor appointed by Russia to AIIB’s Board of Governors is currently a subject of sanctions imposed by the United States, European Union, United Kingdom and certain other jurisdictions. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Russia, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank. One member of AIIB’s senior management is a Russian national. This individual is not a subject of sanctions imposed by any jurisdiction.

AIIB does not have exposure to Belarus or the Belarussian ruble, other than with respect to the same governance matters and processes common to all non-regional members.